 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Muir, Glenn P. (Last) (First) (Middle) 35 Crosby Drive (Street) Bedford, MA 01730 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Hologic, Inc HOLX 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Day/Year 02/04/2003 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

X Director      10% Owner
X Officer (give title below)        Other (specify below)

Description           Executive VP Finance & CEO
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Common Stock	02/04/03		C		4,000	A	$2.3750	29,607	D

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Incentive Stock Option (right to buy)	$1.8750							12/21/94	12/21/03	Common Stock	10,000		$10,000	D
Incentive Stock Option (right to buy)	$2.3750	02/04/2003		C			4000		02/16/03	Common Stock	4,000		$0	D
Incentive Stock Option (right to buy)	$5.0000							01/25/01	10/25/10	Common Stock	5,000		$5,000	D
Incentive Stock Option (right to buy)	$5.0500							10/01/02	10/01/11	Common Stock	1,000		$1,000	D
Incentive Stock Option (right to buy)	$5.7800							10/31/01	07/31/11	Common Stock	50,000		$50,000	D
Incentive Stock Option (right to buy)	$6.0000							12/08/00	12/08/09	Common Stock	25,000		$25,000	D
Incentive Stock Option (right to buy)	$6.1875							01/01/96	04/04/05	Common Stock	8,000		$8,000	D
Non-Qualified Stock Option (right to buy)	$6.9375							05/09/01	11/09/10	Common Stock	15,000		$15,000	D
Non-Qualified Stock Option (right to buy)	$8.2500							01/01/96	06/28/05	Common Stock	60,000		$60,000	D
Non-Qualified Stock Option (right to buy)	$9.5000							09/17/03	09/17/12	Common Stock	75,000		$75,000	D
Non-Qualified Stock Option (right to buy)	$10.2600							11/13/02	11/13/11	Common Stock	50,000		$50,000	D
Non-Qualified Stock Option (right to buy)	$13.1250							05/05/99	05/05/07	Common Stock	20,000		$20,000	D
Non-Qualified Stock Option (right to buy)	$13.1250							12/15/98	12/15/07	Common Stock	20,000		$20,000	D
Explanation of Responses:

By:	Date:
/s/ Glenn P. Muir	02/05/2003

** Signature of Reporting Person	SEC 1474 (9-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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